Exhibit 21.1

SUBSIDIARIES OF SEELOS THERAPEUTICS, INC.

Name	State or Jurisdiction of Incorporation or Organization
NexMed (U.S.A.), Inc.	Delaware
Apricus Pharmaceuticals USA, Inc.	Delaware
NexMed Holdings, Inc.	Delaware
NexMed International Limited	British Virgin Islands
Seelos Corporation	Delaware
Seelos Therapeutics Australia Pty Ltd	Australia